UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 3, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

China PharmaHub Corp.

File No. 333-159028 - CF#26121

_____

China PharmaHub Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K/A filed on December 16, 2010, and as amended on April 6, 2011.

Based on representations by China PharmaHub Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.3	through June 15, 2015
Exhibit 10.6	through August 17, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director